UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of December, 2004

Cameco Corporation

(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX
SIGNATURE

EXHIBIT INDEX

Exhibit No.	Description	Page No.
1.	Press Release dated December 21, 2004	3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cameco Corporation
Date: December 21, 2004	By:	"Gary M.S. Chad"
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

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Listed	Symbol	web site address:

TSX NYSE	CCO CCJ	www.cameco.com

2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Proceeds with Cigar Lake Mine Construction

Saskatoon, Saskatchewan, Canada, December 21, 2004   .   .   .   .   .   .   .   .   .   .   .   .   .   .   .   .   .   .   .   .   .    ..   .   .   .   .

Cameco Corporation announced today that the Cigar Lake joint venture has decided to proceed immediately with construction at the Cigar Lake project. This is the world’s second largest, high-grade uranium deposit after McArthur River.

Cameco operates Cigar Lake on behalf of a joint venture consisting of Cameco (slightly larger than 50%), COGEMA Resources Inc., a subsidiary of AREVA (37%), Idemitsu Uranium Exploration Canada Ltd. (8%) and TEPCO Resources Inc. (5%). On December 20, 2004, the Canadian Nuclear Safety Commission (CNSC) announced that it had approved a construction licence for Cigar Lake located about 660 kilometres north of Saskatoon.

“We are excited about bringing Cigar Lake uranium into an expanding market that reflects a renewed worldwide interest in nuclear energy,” said Jerry Grandey, Cameco’s president and chief executive officer. “After many years of waiting, we are now confident the long-term market fundamentals support our decision to invest in a large uranium development.”

This market outlook is shared by a number of Cameco’s international customers who have entered into longer-term contracts with Cameco for a significant amount of future Cigar Lake production.

Cameco anticipates construction will begin early in 2005 and take approximately 27 months to complete. Production could begin in 2007 followed by a rampup period of up to three years before the mine reaches full production of 18 million pounds per year.

In making the development decision, the Cigar Lake joint venture approved a construction budget of about $450 million (Cameco’s share is $225 million) that includes surface and underground facilities at Cigar Lake as well as changes to the milling facilities at McClean Lake and Rabbit Lake. Cameco expects to fund its share of construction costs with operating cash flow and debt.

Initially Cigar Lake ore will be processed at the mill located at Cogema’s McClean Lake operation, 70 kilometres to the northeast. As Cigar Lake production ramps up to full capacity, just over half of final uranium processing will be completed at Cameco’s Rabbit Lake mill facility, pending regulatory approval.

During construction, a maximum of about 350 workers will be employed at the Cigar Lake site. Approximately 250 people will be permanently employed after production begins.

The Saskatchewan government recognizes the significant social and economic benefits of this project and has expressed its willingness to encourage new production, such as Cigar Lake, in a fashion similar to what has been done for other resource sectors in the province.

The Cigar Lake deposit was discovered in 1981. Test mine development began in 1987 and was completed in 2000. An environmental impact statement was filed with the relevant regulatory authorities in 1995. After a thorough environmental assessment, in April 1998 the federal and provincial governments accepted the recommendations of a joint-review panel and authorized the project to proceed to the regulatory licensing stage. In 2003, a further screening level environmental assessment was required by regulation before construction and operating licences could be issued. In February 2004, the environmental assessment study report was filed and accepted by the CNSC in July 2004 allowing the project to proceed to construction licensing.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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Investor & media inquiries:	Alice Wong	(306) 956-6337
Media inquiries:	Lyle Krahn	(306) 956-6316